Exhibit 99.2

TRINITY BIOTECH PLC
 (Incorporated and registered in Ireland with registered number 183476)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
JANUARY 25, 2022 AT 11:00 AM.

Dear Shareholder

Notice is hereby given that an Extraordinary General Meeting of Trinity Biotech plc (the “Company”) will be held at the Company’s registered office at IDA Business Park, Bray, Co. Wicklow, Ireland on January 25, 2022 at 11:00 am for the following purposes:

1.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That the authorised share capital of the Company be increased with immediate effect from 200,700,000 A Ordinary Shares of US$0.0109 each to 232,700,000 A Ordinary Shares of US$0.0109 each by the creation of an additional 32,000,000 A Ordinary Shares of US$0.0109 each, such additional shares to rank pari passu in all respects with the existing A Ordinary Shares in the capital of the Company.”

2.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That the directors be and are generally and unconditionally authorised to exercise all powers of the Company (including all rights or powers of control exercisable by the Company in relation to its subsidiaries) to perform its obligations under the credit agreement between Trinity Biotech, Inc., Fitzgerald Industries International, Inc., Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA)), Biopool U.S., Inc. (d/b/a Trinity Biotech Distribution), Primus Corporation, MarDx Diagnostics, Inc. and IMMCO Diagnostics, Inc. (each as borrowers), Perceptive Credit Holdings III, LP, (as administrative agent and as a Lender) and the guarantors from time to time party thereto dated December 15, 2021 (the “Term Loan”) and to take all such action as they consider necessary or appropriate to give effect to such agreement (as amended or varied) and the transactions contemplated thereby, and the Company and its subsidiaries be and are hereby further authorised to exceed the limit set out in Article 99.2 of its articles of association such that the Company and its subsidiaries may at any time and from time to time borrow amounts greater than an amount equal to two times the Adjusted Capital and Reserves (as such terms are defined in the Company’s articles of association).”

3.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, subject to and with effect from the passing of Resolutions 1 and 2 above, for the purposes of Section 1021 of the Companies Act 2014, the directors be and are generally and unconditionally authorised to exercise all the powers of the Company to allot and issue relevant securities (as defined by Section 1021 of that Act (including, without limitation, any treasury shares, as defined by Section 106 of that Act)) up to a maximum amount of the number of authorised but unissued relevant securities in the capital of the Company from time to time and for the time being. The authority hereby conferred shall expire four years after the date of this resolution unless previously renewed, varied or revoked by the Company. The Company may make an offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

Directors: Ronan O’Caoimh (Chairman and Chief Executive Officer), John Gillard (Chief Financial Officer), Jim Walsh PhD, Kevin Tansley, Clint Severson, James D. Merselis

Registered office: IDA Business Park, Bray, County Wicklow, Ireland

4.	To consider and, if thought fit, pass the following resolution as a special resolution:

“That, subject to the passing of Resolution 3, the directors be and are empowered pursuant to section 1023 of the Companies Act 2014 to allot equity securities (as defined by section 1023 of the Companies Act 2014) for cash pursuant to the authority conferred on the Directors of the Company by Resolution 3 above as if section 1022 of the Companies Act 2014 did not apply to any such allotment. The power hereby conferred shall expire at the close of business on the day four years from the date upon which the resolution is passed unless previously renewed, revoked or varied; provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power hereby conferred had not expired.”

By order of the Board

John Gillard
Company Secretary

Notes:

The following notes apply to the Company’s A Ordinary Shares of US$0.0109 each and the registered holders of such shares (ie, holders of record of our shares).  Holders of the Company’s American Depository Shares should consult with their broker and the instructions on any proxy card they receive in order to vote their position.

1.
Any member entitled to attend and vote at this meeting is entitled to appoint one or more proxies who need not be a member of the Company to attend, speak and vote in his/her place.  Completion of the enclosed form of proxy will not affect the right of a member to attend and vote at this meeting in person.

2.
To be valid, forms of proxy duly signed together with the power of attorney or such other authority under which they are signed (or certified copy of such power or authority), must be lodged with the Company Secretary (c/o Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland) not later than January 23, 2022 at 11:00 am (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

3.
Only shareholders on the register of members at the close of business on January 21, 2022, the record date for the Extraordinary General Meeting, are entitled to vote at the Extraordinary General Meeting or any adjournment or postponement thereof.

4.
Voting on each of the resolutions will be decided on a poll. This means that shareholders who do not attend the Extraordinary General Meeting in person but have validly submitted a form of proxy will have their votes taken into account according to the number of shares they hold.

5.	All references to time in this Notice are to Irish Winter Time (as set out in the Standard Time Act 1968 and the Standard Time (Amendment) Act 1971).